Exhibit 1

FOR IMMEDIATE RELEASE — CALGARY, ALBERTA MARCH 12, 2003

Baytex Energy Ltd. (TSX-BTE) of Calgary, Alberta is pleased to announce its financial and operating results for the year ended December 31, 2002.  Highlights of the year include:

•                    cash flow increase of 118% in the fourth quarter and 33% in the year compared to prior periods in 2001;

•                    net income of $12.8 million in the fourth quarter and $45.1 million in the year compared to a loss of $141.4 million in Q4/01 and a loss of $137.1 million in 2001;

•                    finding and development costs of $7.32 per boe of established reserves;

•                    production increase of 10% in December 2002 compared to December 2001 after adjustments for property dispositions;

•                    secured unique long-term supply agreement to reduce heavy oil pricing volatility; and

•                    share price up 94%, third best performer in the Energy Index.

A summary of the financial and operating results for the year ended December 31, 2002 is presented as follows:

Three Months Ended December 31

Year Ended December 31

		2002	2001	% Change	2002	12001	% Change
	FINANCIAL
	($ thousands, except per share amounts)
	Petroleum and natural gas sales	100,590	64,327	56	365,860	329,700	11
	Cash flow from operations	53,116	24,353	118	191,086	144,070	33
Per share	— basic	1.00	0.47	113	3.65	2.91	25
	— diluted	0.99	0.47	111	3.59	2.87	25
	Net income (loss)	12,791	(141,371)	n/a	45,136	(137,107)	n/a
Per share	— basic	0.24	(2.71)	n/a	0.86	(2.77)	n/a
	— diluted	0.24	(2.71)	n/a	0.85	(2.77)	n/a

	Exploration and development	34,498	19,752	75	136,335	135,889	—
	Acquisitions — net	32,748	(51,716)	n/a	(9,867)	239,964	n/a
	Total capital expenditures	67,246	(31,964)	n/a	126,468	375,853	(66)

	Long-term notes				326,977	329,668	(1)
	Bank loans and other debt				—	74,254	(100)
	Other working capital deficiency (surplus)				35,798	(24,861)	n/a
	Total net debt				362,775	379,061	(4)

	OPERATING
	Daily production
	Light oil (bbls/d)	2,909	5,808	(50)	3,154	5,152	(39)
	Heavy oil (bbls/d)	25,009	24,528	2	23,967	26,533	(10)
	Total oil (bbls/d)	27,918	30,336	(8)	27,121	31,685	(14)
	Natural gas (mmcf/d)	71.8	75.9	(5)	72.6	70.8	2
	Oil equivalent (boe/d @ 6:1)	39,890	42,990	(7)	39,214	43,488	(10)

Three Months Ended December 31

Year Ended December 31

	2002	2001	% Change	2002	2001	% Change
Average prices (before hedging)
WTI oil (US$/bbl)	28.15	20.43	38	26.08	25.90	1
Edmonton par oil ($/bbl)	42.81	31.00	38	39.90	39.14	2
BTE light oil ($/bbl)	37.67	25.41	48	33.86	33.65	1
BTE heavy oil ($/bbl)	26.09	10.39	151	26.39	16.69	58
BTE total oil ($/bbl)	27.30	13.27	106	27.26	19.45	40
BTE natural gas ($/mcf)	5.29	3.09	71	3.94	4.42	(11)
BTE oil equivalent ($/boe)	28.64	14.82	93	26.14	21.37	22

Weighted average shares (thousands)
Basic	52,735	52,204	1	52,298	49,503	6
Diluted	53,695	52,268	3	53,237	50,204	6

Review of 2002

Baytex is pleased to report that all of its major objectives set out for 2002 were met and exceeded.  After an asset sale program in late 2001 to reduce debt, the Company resumed its plan for production growth.  With a disciplined capital program encompassing exploration and development as well as asset acquisitions, production in December 2002 averaged 39,980 boe/d, representing a 10% growth over the 36,300 boe/d in December 2001 after accounting for the effect of the asset sale program.  The Company continued to improve its financial position.  All bank borrowings were completely repaid during the year.  Total net debt at year-end 2002 was 1.7 times annualized fourth quarter cash flow, a level that approximates industry average.  Most importantly, the Company’s efforts were rewarded by its investors with Baytex’s share price climbing 94% during the year, which made it the third best performing stock in 2002 within the S&P/TSX Canadian Energy Index.

While the Company is proud of the above accomplishments, it is most excited about the five-year crude oil supply agreement it signed in October with Frontier Oil and Refining Company.  Baytex has always believed in the long-term economics of its conventional heavy oil assets due to their low drilling risk, superior cost structure and less competitive operating environment.  However, volatility in heavy oil price differentials in recent years has caused the equity market to impose a discounted trading multiple on most heavy oil producers.  Commencing in 2003, this supply agreement will allow Baytex to sell the majority of its heavy oil production at a 29% fixed differential to benchmark WTI price, thereby significantly reducing the added volatility of the Company’s cash flow from its heavy oil production.

Oil and Gas Reserves

The Company maintained a disciplined spending approach throughout the year, resulting in total capital spending of $126.5 million or 66% of cash flow from operations.  This program generated 13.4 million barrels of oil and 32.7 billion cubic feet of gas (18.8 million boe) in proved developed producing reserves.  These results demonstrate the high efficiency of this capital program in adding production as well as converting previously assigned non-producing and undeveloped reserves to the developed producing category.

The Company’s oil and gas reserves, evaluated by Outtrim Szabo Associates Ltd. as at December 31, 2002, are summarized as follows:

Before Royalties	Oil (MBbl)	Gas (MMcf)	Present Worth Discounted at ($000s)
			10%	15%

Proved developed
Producing	35,396	97,805	524,318	470,119
Non-producing	35,856	32,840	238,603	187,455
Proved undeveloped	38,122	20,830	254,201	197,069
Total proved	109,374	151,475	1,017,122	854,643
Probable	5–2,794	52,060	362,704	277,104
Total proved and probable	162,168	203,535	1,379,826	1,131,747

The present worth values indicated above are based on the following price forecast and include the effect of applicable marketing contracts of the Company which were outstanding as of December 31, 2002:

Year	WTI @ Cushing	Heavy Oil 12 API at Hardisty	Alberta Spot Gas
	(US$/Bbl)	(C$/Bbl)	(C$/Mcf)

2003	26.00	25.73	5.66
2004	23.35	24.06	5.07
2005	21.63	22.13	4.63
2006	21.96	23.12	4.65
2007	22.29	23.62	4.68

Net Asset Value

December 31, 2002 (000s)	DCF 10%	DCF 15%

Established (proved + ½ probable) reserves	$1,198,474	$993,195
Undeveloped land (1,195,765 net acres @ $64/acre)(1)	76,391	76,391
Long-term debt and working capital	(362,775)	(362,775)
Stock option proceeds	24,869	24,869

Net asset value	$936,959	$731,680

Diluted shares outstanding	56,540	56,540

Net asset value per diluted share	$16.57	$12.94

Notes:	(1)	Undeveloped land was independently valued by Charter Land Services Ltd. effective December 31, 2002.
	(2)	The Company had approximately $460 million in available future tax deductions as at December 31, 2002, which value is not included in the above net asset value calculation.

Capital Program Efficiency

Baytex capital program for 2002 totaled $126.5 million, including the effect of the asset sale program completed in early first quarter.  The Company’s exploration and development program for the year included the drilling of 186 (167.9 net) wells, resulting in 106 (99.6 net) oil wells, 51 (39.9 net) gas wells, three (2.5 net) service wells and 26 (25.9 net) dry holes for a success rate of 86%.

The Company’s 2002 finding and development costs were $7.32 per boe of established reserves. The reserve replacement ratio of 1.2 times production is especially satisfying as the capital program only amounted to 66% of cash flow from operations.  The recycle ratio of 1.8 in 2002 also demonstrates the high quality of the Company’s natural gas assets and the superior economics of the Company’s heavy oil operations under a normal pricing environment.

The efficiency of the Company’s capital program for the year 2002 and the three-year period from 2000 to 2002 is summarized as follows:

	2002	2000-2002 Three-Year Average

Finding and Development Costs ($/boe)
Proved	7.77	8.58
Proved + ½ Probable	7.32	7.95
Proved + Probable	6.92	7.40
Recycle Ratio (Cash Flow divided by F & D Costs)
Proved	1.7	1.3
Proved + ½ Probable	1.8	1.5
Proved + Probable	1.9	1.6
Reserve Replacement Ratio
Proved	1.1	2.4
Proved + ½ Probable	1.2	2.6
Proved + Probable	1.3	2.8

Management’s Discussion and Analysis

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements for the three months and years ended December 31, 2002 and 2001 and the audited consolidated financial statements and the MD&A for the year ended December 31, 2001. Per barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Production.           Light oil production for the fourth quarter of 2002 decreased by 50% to 2,909 bbl/d from 5,808 bbl/d a year earlier due to the sale of properties in December 2001 and January 2002.  Heavy oil production increased by 2% to 25,009 bbl/d for the fourth quarter of 2002 from 24,528 bbl/d for the same period last year.  Natural gas production decreased by 5% to 71.8 mmcf/d for the fourth quarter of 2002 compared to 75.9 mmcf/d for the same period a year ago due to property dispositions.

For the year ended December 31, 2002, light oil production decreased by 39% to 3,154 bbl/d from 5,152 bbl/d a year ago.  This decrease was the result of the property sale noted above.  Baytex’s heavy oil production decreased by 10% to 23,967 bbl/d for 2002 from 26,533 bbl/d in 2001 as a result of property sale and decreased capital spending.  Natural gas production increased by 2% to 72.6 mmcf/d for 2002 compared to 70.8 mmcf/d for 2001.

Revenue.                Petroleum and natural gas sales increased by 56% to $100.6 million for the fourth quarter of 2002 from $64.3 million for the fourth quarter of 2001.  For fiscal 2002, petroleum and natural gas sales increased 11% to $365.9 million from $329.7 million a year earlier.

	Three Months ended December 31
	2002		2001
	$000s	$/Unit	$000s	$/Unit
Oil revenue (barrels)
Light oil	10,081	37.67	13,577	25.41
Heavy oil	60,027	26.09	23,459	10.39
Derivative contract gain (loss)	(4,046)	(1.58)	5,697	2.04
Total oil revenue	66,062	25.72	42,733	15.31

Natural gas revenue (mcf)	34,984	5.29	21,594	3.09
Derivative contract gain (loss)	(456)	(0.07)	—	—
Total natural gas revenue	34,528	5.22	21,594	3.09

Total revenue (boe @ 6:1)	100,590	27.41	64,327	16.26

Revenue from light oil for the fourth quarter of 2002 decreased 26% from the same period in 2001 due to a 50% decrease in production which was offset by a 48% increase in wellhead prices.  Revenue from heavy oil increased 156% due to the 2% production increase and a 151% increase in wellhead prices.  Revenue from natural gas increased 62% as a 71% increase in wellhead prices was offset by a 5% decline in production.

	Year ended December 31
	2002		2001
	$000s	$/Unit	$000s	$/Unit
Oil Revenue (barrels)
Light oil	38,985	33.86	63,288	33.65
Heavy oil	230,874	26.39	161,681	16.69
Derivative contract loss	(10,622)	(1.07)	(9,513)	(0.82)
Total oil revenue	259,237	26.19	215,456	18.63

Natural gas revenue (mcf)	104,284	3.94	114,244	4.42
Derivative contract gain	2,339	0.09	—	—
Total natural gas revenue	106,623	4.03	114,244	4.42

Total revenue (boe @ 6:1)	365,860	25.56	329,700	20.77

For 2002, light oil revenue decreased 38% over 2001, as production decreased 39% while wellhead prices were consistent.  Revenue from heavy oil increased 43% as the 10% decrease in production was offset by a 58% increase in wellhead prices.  Natural gas revenue decreased 9% as production increased 2% and wellhead prices declined by 11%.

Royalties.              Total royalties nearly doubled for the fourth quarter of 2002 to $16.7 million from $8.4 million for the same period last year due to the increase in revenue and royalty rates for heavy oil.  Total royalties for the last quarter of 2002 were 15.8% of sales compared to 14.4% of sales for the same period in 2001.  For the fourth quarter of 2002, royalties were 18.4% of sales for light oil, 13.1% for heavy oil and 19.7% for natural gas.  These rates compared to 18.0%, 8.8% and 19.3%, respectively, for the same period last year.

During 2002, total royalties increased 2% to $58.9 million from $57.8 million for last year.  Total royalties for the year were 15.7% of sales compared to 17.0% of sales for 2001.  The decrease in the overall rate resulted from the sale of properties at the end of 2001 and in the first quarter of 2002 that carried a higher royalty burden.  For 2002, royalties were 16.7% of sales for light oil, 13.9% for heavy oil and 19.5% for natural gas.  These rates compared to 19.1%, 10.6% and 25.1%, respectively, for 2001.

Operating Expenses.           Operating expenses for the fourth quarter of 2002 decreased 5% to $19.8 million from $20.9 million for the corresponding quarter last year.  This decrease is attributable to lower overall production.  Operating expenses were $5.40 per boe for the fourth quarter of 2002 compared to $5.28 per boe for the fourth quarter of 2001.  For the last quarter of 2002, operating expenses were $5.14 per barrel of light oil, $6.22 per barrel of heavy oil and $0.62 per mcf of natural gas.  Operating expenses by product for the same period last year were $6.85, $5.49 and $0.69, respectively.

Operating expenses for fiscal 2002 decreased 10% to $75.2 million from $83.4 million for the prior year.  This decrease is due to the same factor as in the fourth quarter comparison.   Operating expenses were consistent on a unit basis at $5.26 per boe for 2002 and 2001.  These expenses translate into $5.83 per barrel of light oil, $5.99 per barrel of heavy oil and $0.61 per mcf of natural gas versus $6.82, $5.59 and $0.64, respectively, for 2001.

General and Administrative Expenses.           General and administrative expenses for the fourth quarter of 2002 increased to $1.6 million from $1.5 million for the same quarter of the prior year.  On a unit of production basis, these expenses increased from $0.37 per boe to $0.44 per boe.  In accordance with full cost accounting policy, $1.6 million of expenses were capitalized in the fourth quarter of 2002 compared to $1.5 million during the same period a year ago.

General and administrative expenses increased to $6.7 million for 2002 from $5.3 million for 2001.  On a unit of production basis, these expenses increased from $0.33 per boe to $0.47 per boe.  In accordance with full cost accounting policy, $6.7 million of expenses were capitalized in 2002 compared to $5.3 million in 2001.

Interest Expenses.               Interest expenses on long-term debt decreased to $7.2 million for the fourth quarter of 2002 from $8.9 million for the same quarter last year.  For the year ended December 31, 2002, interest expenses on long-term debt decreased to $25.2 million from $32.9 million for the prior year.  Average debt levels decreased from $388.8 million in 2001 to $336.9 million in 2002.  Interest expense was further reduced by interest rate swap agreements that the Company negotiated in December 2001.  These swaps were settled during the third quarter of 2002 for total proceeds of $14.1 million, which are being amortized as a reduction of interest expense.  This amortization reduces the effective interest rate of the senior secured notes from 7.23 percent to 5.7 percent until November 2004 and the senior subordinated notes from 10.5 percent to 9.2 percent until February 2006.

Depletion and Depreciation               The provision for depletion and depreciation prior to ceiling test considerations has decreased to $27.1 million for the fourth quarter of 2002 compared to $36.6 million for the same quarter last year.  This decrease is due to lower production and the ceiling test write-down taken at year-end 2001.  On a unit of production basis, the provision for 2002 was $7.39 per boe compared to $9.25 per boe for the same period last year.

Depletion and depreciation decreased to $106.8 million for 2002 compared to $132.9 million for 2001.  The decrease is due to the same factors as for the fourth quarter.  On a unit of production basis, the provision for 2002 was $7.46 per boe compared to $8.37 per boe for the prior year.

Due to wide heavy oil differentials at year-end 2001, the Company incurred a $131.3 million ceiling test write-down (net of $103.2 million of future income taxes).  This amount was recognized as additional depletion and depreciation for the three months and year ended December 31, 2001.

Site Restoration Costs.      Site restoration costs were $0.7 million for the fourth quarter of 2002 compared to $0.9 million for the corresponding quarter last year.  On a unit of production basis, the provision for the fourth quarter of 2002 was $0.19 per boe compared to $0.23 per boe a year ago.

Site restoration costs for 2002 decreased to $2.8 million from $3.9 million for the same period last year due to lower production.  On a unit of production basis, the provision for 2002 was $0.20 per boe compared to $0.25 per boe for 2001.

Foreign Exchange.              Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) amended accounting standard with respect to foreign currency translation.  The amended standard eliminates the practice to defer and amortize foreign exchange gains and losses on long-term monetary items.  As a result, all foreign exchange gains and losses on long-term monetary items are now recognized in earnings based on the exchange rates at the end of the reporting periods.  The amended standard also requires that prior years’ comparative figures be restated to comply with the new standard.

The application of the new standard resulted in an unrealized foreign exchange gain of $1.3 million in the fourth quarter of 2002 compared to a $2.8 million loss in the corresponding quarter of 2001. The foreign exchange gain for the year ended December 31, 2002 was $2.7 million compared to a loss of $16.3 million for the same period last year. The 2002 gain is based on the translation of the Company’s U.S. dollar denominated long-term debt at 0.6331 at December 31, 2002 compared to 0.6279 at December 31, 2001. The 2001 loss is based on the translation of the U.S. dollar denominated senior secured notes at 0.6279 at December 31, 2001 compared to 0.6660 at December 31, 2000 along with the senior subordinated notes translated at 0.6279 at December 31, 2001 compared to 0.6582 on February 13, 2001 when the notes were issued.

Income Taxes.      Current tax expenses were $2.4 million for the fourth quarter of 2002 compared to $0.5 million for the same quarter of 2001.  The current tax expenses are comprised of $2.0 million of Saskatchewan Capital Tax and $0.4 million of Large Corporation Tax compared to $0.8 million of Saskatchewan Capital Tax and a recovery of $0.3 million of Large Corporation Tax for the prior year’s quarter. Saskatchewan Capital taxes for 2002 have increased as a result of higher commodity prices. The Large Corporation Tax recovery in 2001 reflected a reduction in the Company’s year-end taxable capital as a result of the ceiling test write-down.

Current tax expenses for 2002 were $9.7 million compared to $7.1 million a year ago.  The current tax expenses are comprised of $8.1 million of Saskatchewan Capital Tax and $1.6 million of Large Corporation Tax, compared to $6.1 million of Saskatchewan Capital Tax and $1.0 million of Large Corporation Tax in 2001.

The 2002, fourth quarter provision for future income taxes was $13.5 million compared to a future income tax recovery of $109.4 million for the fourth quarter of 2001.  The fiscal 2002 provision for future income taxes was $37.9 million compared to recovery of $107.3 million for the prior year.  The increase in future income taxes was the result of higher corporate earnings in 2002 due to increased commodity prices.  Future income taxes for the fourth quarter of 2001 included a $103.2 million recovery associated with the year-end ceiling test write-down.

Liquidity and Capital Resources.          At December 31, 2002, total net debt (including working capital) was $362.8 million compared to $379.1 million at December 31, 2001.  The decrease in total debt at the end of 2002 was the result of cash flow from operations exceeding capital spending, proceeds from property dispositions, and proceeds received on the settlement of the interest rate swaps. The U.S. dollar denominated senior secured notes and senior subordinated notes decreased by a combined $2.7 million as a result of foreign exchange gains.

Effective January 1, 2002, the CICA’s Emerging Issues Committee issued an abstract giving guidance on disclosure of callable debt obligations.  Specifically, the abstract requires the classification of borrowings under a 364-day revolving credit facility as current liabilities.  The Company’s bank loans are structured under this type of credit facility and, as such, the comparative balances at December 31, 2001 have been reclassified as current liabilities.

At year-end, the Company had undrawn bank facilities with a total commitment of $77 million.  These facilities are provided by a syndicate of chartered banks and are limited by a total senior funded debt-borrowing base of $165 million.  Total senior funded debt is defined to include the Company’s senior secured term notes.

The senior secured notes are due November 2004 and are governed by certain financial covenants measured at the end of each fiscal quarter.  The principal covenants are:  (i) consolidated tangible net worth not to be less than  $200 million, excluding accounting ceiling test write-down (such net worth was $529 million as at December 31, 2002); (ii) consolidated total debt not to exceed 300% of consolidated cash flow (such ratio was 145% as at December 31, 2002); and (iii) consolidated cash flow not to be less than 400% of consolidated interest expense (such ratio was 892% as at December 31, 2002). The Company has the right and the financing capacity to prepay these notes at any time at its option.  The senior subordinated notes are due February 2011 and do not contain similar specific financial covenants.

Capital Expenditures.         Total exploration and development expenditures were $136.3 million for 2002 compared to $135.9 million for 2001.  The Company’s total capital expenditures for these periods are summarized as follows:

	Years ended December 31
($ thousands)	2002	2001
Land	13,834	11,494
Seismic	8,183	7,242
Drilling and completions	81,862	71,928
Equipment	24,507	37,206
Other	7,949	8,019
Total exploration and development	136,335	135,889
Corporate acquisitions	—	249,152
Property acquisitions	45,713	53,394
Dispositions	(55,580)	(62,582)
Net capital expenditures	126,468	375,853

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Specifically, this press release contains forward-looking statements relating to Management’s approach to operations, expectations relating to the number of wells, amount and timing of capital projects, foreign exchange rates, interest rates, worldwide and industry production, prices of oil and gas, heavy oil differentials, company production, cash flow and debt levels.  The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in the Company’s areas of operations; and other factors, many of which are beyond the control of the Company.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex is an intermediate oil and gas exploration and production company whose shares are traded on The Toronto Stock Exchange under the trading symbol “BTE”.

Financial statements for the year ended December 31, 2002 are attached.

FOR DETAILED INFORMATION, PLEASE CONTACT:

Dale Shwed, President and C.E.O.

Telephone: (403) 750-1241

Ray Chan, Senior Vice-President and C.F.O.

Telephone: (403) 267-0715

Website: www.baytex.ab.ca

Baytex Energy Ltd.

Consolidated Balance Sheets

(thousands) (unaudited)

	December 31, 2002	December 31, 2001
		(restated – notes 2 & 3)
Assets
Current assets
Cash	$4,098	$—
Accounts receivable	52,667	44,300
Properties held for sale	—	46,895
	56,765	91,195

Deferred charges	8,679	8,674

Petroleum and natural gas properties	932,316	867,177

	$997,760	$967,046

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$92,563	$64,334
Bank loan (note 3)	—	73,820
Current portion of long-term debt (note 4)	—	2,000
	92,563	140,154

Long-term debt (note 4)	326,977	330,102
Deferred credits (note 6)	12,181	18,694
Provision for future site restoration costs	21,950	20,541
Future income taxes	184,402	146,446
	638,073	655,937

Shareholders’ Equity
Share capital (note 5)	398,176	394,734
Deficit	(38,489)	(83,625)
	359,687	311,109

	$997,760	$967,046

See accompanying notes to the consolidated financial statements

Baytex Energy Ltd.

Consolidated Statements of Operations and Deficit

(thousands, except per share data) (unaudited)

	Three Months Ended December 31		Year Ended December 31
	2002	2001	2002	2001
Revenue
Petroleum and natural gas sales	$100,590	$64,327	$365,860	$329,700
Royalties	(16,652)	(8,433)	(58,922)	(57,805)
	83,938	55,894	306,938	271,895

Expenses
Operating	19,804	20,895	75,228	83,439
General and administrative	1,619	1,471	6,743	5,262
Interest (note 4)	7,218	8,906	25,217	32,942
Foreign exchange (gain) loss (note 2)	(1,283)	2,815	(2,691)	16,262
Depletion and depreciation	27,137	271,068	106,834	367,384
Site restoration costs	697	935	2,799	3,912
	55,192	306,090	214,130	509,201

Income (loss) before income taxes	28,746	(250,196)	92,808	(237,306)

Income taxes (recovery)
Current	2,446	543	9,716	7,128
Future	13,509	(109,368)	37,956	(107,327)
	15,955	(108,825)	47,672	(100,199)

Net income (loss)	$12,791	$(141,371)	45,136	(137,107)

Retained earnings (deficit), beginning of year, as previously reported			(75,954)	52,555

Accounting policy change (note 2)			(7,671)	927
Retained earnings (deficit), beginning of year, as restated			(83,625)	53,482

Deficit, end of year			$(38,489)	$(83,625)

Net income (loss) per share
Basic	$0.24	$(2.71)	$0.86	$(2.77)
Diluted	$0.24	$(2.71)	$0.85	$(2.77)

See accompanying notes to the consolidated financial statements

Baytex Energy Ltd.

Consolidated Statements of Cash Flows

(thousands, except per share data) (unaudited)

	Three Months Ended December 31		Year Ended December 31
	2002	2001	2002	2001

Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss)	$12,791	$(141,371)	$45,136	$(137,107)
Items not affecting cash:
Site restoration costs	697	935	2,799	3,912
Amortization of deferred charges	265	274	1,052	946
Foreign exchange (gain) loss	(1,283)	2,815	(2,691)	16,262
Depletion and depreciation	27,137	271,068	106,834	367,384
Future income taxes (recovery)	13,509	(109,368)	37,956	(107,327)
Cash flow from operations	53,116	24,353	191,086	144,070
Change in non-cash working capital	14,400	(65,927)	1,272	5,682
Increase in deferred charges	(1,057)	—	(1,057)	—
Increase (decrease) in deferred credits	(4,712)	18,694	(18,694)	18,694
	61,747	(22,880)	172,607	168,446

FINANCING ACTIVITIES
Issue of senior subordinated term notes	—	—	—	227,895
Decrease in bank loan and other debt	—	(53,356)	(76,254)	(88,474)
Increase in deferred charges	—	(128)	—	(9,037)
Increase (decrease) in deferred credits	(1,125)	—	12,181	—
Repurchase of common shares	—	(860)	(55)	(860)
Issue of common shares	924	—	3,497	1,444
	(201)	(54,344)	(60,631)	130,968

INVESTING ACTIVITIES
Corporate acquisitions	—	—	—	(249,152)
Items not affecting cash:
Issue of shares on acquisition	—	—	—	68,104
Assumption of long-term debt	—	—	—	36,356
Assumption of working capital	—	—	—	(2,734)
	—	—	—	(147,426)
Petroleum and natural gas property expenditures	(68,398)	(29,216)	(182,048)	(189,283)
Disposal of petroleum and natural gas properties	1,152	61,180	55,580	62,582
Properties held for sale	—	46,895	(46,895)	46,895
Change in non-cash working capital	(1,639)	(1,635)	65,485	(72,182)
	(68,885)	77,224	(107,878)	(299,414)

Change in cash and short-term investments	(7,339)	—	4,098	—

Cash and short-term investments, beginning of period	11,437	—	—	—

Cash and short-term investments, end of period	$4,098	$—	$4,098	$—

Cash flow from operations per share
Basic	$1.00	$0.47	$3.65	$2.91
Diluted	$0.99	$0.47	$3.59	$2.87

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

Three Months and Years Ended December 31, 2002 and 2001

1.             Accounting Policies

The interim consolidated financial statements of Baytex Energy Ltd. (the “Company”) are presented in accordance with Canadian generally accepted accounting principles.  The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 31, 2001, except as described in notes 2 and 3.  The interim consolidated financial statements contain disclosures, which are supplemental to the Company’s annual consolidated financial statements.  Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2001.

2.             Changes in Accounting Policy

Foreign Currency

Effective January 1, 2002, the Company retroactively adopted the Canadian Institute of Chartered Accountants (CICA) amended accounting standard with respect to accounting for foreign currency translation.  As a result of the amendments, all exchange gains and losses on long-term monetary items that do not qualify for hedge accounting are recognized in income.  Previously, these exchange gains and losses were deferred and amortized over the remaining life of the monetary item.  The impact of the amended standard on the three month period ended December 31, 2002 was to increase net income by $1.0 million (2001 – decrease of $1.3 million) and on the year ended December 31, 2002 was to increase net income by $1.8 million (2001 – decrease of $8.6 million).  The effect of this change on the December 31, 2001 Consolidated Balance Sheet is a decrease in unrealized foreign exchange loss of $13.7 million, a decrease in future income taxes of $6.0 million, and an increase in the deficit of $7.7 million.

Stock-based Compensation

Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to stock-based compensation.  In accordance with the new standard, the Company has elected to continue its policy of accounting for employee stock options based on intrinsic values and will disclose the pro forma results of using the fair value based method.  The new recommendations apply to options granted after January 1, 2002.

3.             Bank loan

	December 31, 2002	December 31, 2001
Bank loan	$—	$73,820

At December 31, 2002, the bank facilities were limited to a total commitment under the facilities of $77 million and a borrowing base of $165 million, which is defined to include the senior secured term notes.

Effective January 1, 2002, the Company has classified borrowing under its bank facilities as a current liability as required by new guidance under the CICA’s Emerging Issues Committee Abstract 122. The bank loan at December 31, 2001 has been restated to conform to the current presentation.

4.             Long-term Debt

	December 31, 2002	December 31, 2001
Senior secured term notes (US$57,000,000)	$90,037	$90,778
Senior subordinated term notes (US$150,000,000)	236,940	238,890
Other long-term debt	—	2,434
	326,977	332,102
Less: current portion	—	2,000
	$326,977	$330,102

Interest Expense

The Company has incurred interest expense on its outstanding debt as follows:

	Three Months Ended December 31		Year Ended December 31
	2002	2001	2002	2001
Bank loan	$229	$822	$760	$4,028
Amortization of deferred charge	265	274	1,052	946
Long-term debt	6,724	7,810	23,405	27,968
Total interest	$7,218	$8,906	$25,217	$32,942

5.             Share Capital

The Company has an unlimited number of common shares in its authorized share capital.

Issued and Outstanding:

Common shares –  (thousands)

	# of shares	Amount
Balance – January 1, 2002	52,008	$394,734
Normal course issuer bid	(9)	(55)
Exercise of stock options	820	3,497
Balance – December 31, 2002	52,819	$398,176

Stock options – (thousands)

# of options

Weighted average Exercise price

Balance – January 1, 2002	4,468	$6.19
Granted	264	6.89
Exercised	(820)	4.26
Cancelled	(191)	5.66
Balance – December 31, 2002	3,721	$6.69
Exercisable – December 31, 2002	1,905	$7.12

The Company accounts for its stock options using intrinsic values.  On this basis, compensation costs are not required to be recognized in the financial statements for stock options granted at market value.  Had compensation costs for the Company’s stock option plan been determined based on the fair-value method at the dates of grants under the plan after January 1, 2002, the Company’s pro-forma net income for the three months ended December 31, 2002 would have been reduced by $0.07 million (year ended December 31, 2002 - $0.18 million) and earnings per share for those periods would be the same as those reported.  The fair value of the stock options granted is estimated on the grant date using the Black-Scholes option-pricing model using the following assumptions: risk free interest rate of 4%; expected life of 4 years; and expected volatility of 57%.

During the year ended December 31, 2002, the Company acquired 9,200 of its common shares through a normal course issuer bid program at an average cost of $6.03 per share.  The shares purchased under the normal course issuer bid were cancelled.

6.             Deferred Credits

	December 31, 2002	December 31, 2001
Deferred interest cost reduction	$12,181	$—
Deferred commodity contract gain	—	18,694
	$12,181	$18,694

7.             Derivative Contracts

At December 31, 2002, the Company had derivative contracts for the following:

	Period	Volume	Price	Index
Oil
Price collar	Calendar 2003	2,500 bbl/d	US$20.00 – $26.05	WTI
Price collar	Calendar 2003	5,000 bbl/d	US$20.00 – $26.60	WTI
Price collar	Calendar 2003	2,500 bbl/d	US$20.00 – $27.00	WTI

The fair value of the oil derivative contracts at December 31, 2002 was an unrecognized liability of $12.3 million.

	Period	Amount	Exchange Rate	Unrecognized loss at December 31, 2002
Foreign currency swap	January 1998 to December 2005	US$315,000 per month	CAD/USD $1.4228	$2,008

8.             Commitments

In October 2002, the Company entered into a long-term crude oil supply contract with a third party that requires the delivery of 20,000 barrels per day of Lloydminster Blend crude oil at a price fixed at 71% of NYMEX WTI oil price.  The contract is for an initial term of five years commencing January 1, 2003.  The volumes contracted under this contract will increase from 9,000 barrels per day in January 2003 to 20,000 barrels per day in October 2003 and thereafter.

For the period November 1, 2002 to October 31, 2003, the Company has entered into natural gas sales contracts with third parties for 15,000 GJ per day at fixed prices averaging $5.35/GJ and 10,000 GJ per day of collar contracts with prices collared between $4.20/GJ and $7.22/GJ.

9.             Supplemental Cash Flow Information

	Three Months Ended December 31		Year Ended December 31
(thousands)	2002	2001	2002	2001
Interest paid	$4,802	$2,209	$25,482	$22,889
Income taxes paid (refunded)	$688	$2,581	$(3,298)	$15,459

10.          Subsequent Event

On March 3, 2003, the Company signed an agreement to sell certain crude oil and natural gas assets for total cash consideration of $133.3 million.  The sale is subject to certain conditions and is expected to close at the end of March 2003.  Upon closing of this transaction, Baytex intends to use the proceeds for debt reduction and general corporate purposes.

11.          Comparative Figures

Certain comparative figures have been reclassified to conform to current periods’ presentation.